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                            July 29, 2021

       Yulin Wang
       Chief Executive Officer
       Meihua International Medical Technologies Co., Ltd.
       88 Tongda Road, Touqiao Town
       Guangling District, Yangzhou, 225000
       People   s Republic of China

                                                        Re: Meihua
International Medical Technologies Co., Ltd.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            July 16, 2021
                                                            CIK No. 0001835615

       Dear Mr. Wang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Implications of Being an Emerging Growth Company, page 10

   1. Please expand your disclosure to include your conclusion to opt-in to the extended transition period to
adopt new or revised accounting standards. Also provide disclosure that this election may
result in your financial statements not be comparable to other entities that adopt new
or revised accounting standards using the public company adoption requirements. Address
this comment in your risk factors and in management's discussion and analysis sections.
 Yulin Wang
Meihua International Medical Technologies Co., Ltd.
July 29, 2021
Page 2
Risks Related to Doing Business in China, page 26

2. Please include risk factor disclosure, where appropriate, related to the potential impact of the Holding Foreign Companies Accountable Act on your ability to do business in China.
Our Customers, page 71

3. We note your response to our prior comment 12. Please clarify whether your direct end user customers and export distributor customers are based in China. Please also restore your disclosure with respect to your top three customers for the years ended December 31,
         2019 and 2020, and also identify which type of customer for each of the three customers.
Consolidated Statements of Cash Flows, page F-6

4. Please tell us why the $344,739 is recognized in equity as a subscription for ordinary shares and included as a financing cash inflow during fiscal year 2019 and what was provided in exchange. In this regard, we note that when the subscription was released in fiscal year 2020, no ordinary shares were recognized as outstanding or a corresponding financing cash outflow was recognized during fiscal year 2020.
1. Organization and Principal Activities
Reorganization and Share Issuance, page F-8

5. We note your responses to comments 17 and 18 along with the expanded disclosure provided to Note 1. Please tell us how you concluded that the transaction with Yongjun
         Liu and Yin Liu to acquire 100% ownership of Kangfu represents a corporate reorganization to roll controlled entities into one legal corporation. In this regard, we note that the three BVI companies, or founders of Meihua, held 2,640,000 ordinary shares of
         Meihua, while Yongjun Liu and Yin Liu held 2,000 ordinary shares of Meihua.
Revenue Disaggregation, page F-13

6. We note your response to comment 21 along with your expanded disclosure. Please tell us your consideration of providing disaggregated revenue information by domestic versus
FirstName LastNameYulin Wang
       overseas revenues and also direct sales, domestic distributors, and exporting distributors
Comapany    NameMeihua
       revenues.           International
                  In this regard,        Medical
                                  we reference   Technologies
                                               your disclosuresCo., Ltd. 4 of
the Form S-1. Refer
                                                                on page
July 29,to2021
           ASCPage
               606-10-55-89
                    2          through 55-91 for additional guidance.
FirstName LastName
 Yulin Wang
FirstName  LastNameYulin  Wang
Meihua International Medical Technologies Co., Ltd.
Comapany
July       NameMeihua International Medical Technologies Co., Ltd.
     29, 2021
July 29,
Page  3 2021 Page 3
FirstName LastName
14. Segment Information, page F-22

7. We note that you have now concluded that you have 2 reportable segments in accordance with the guidance in ASC 280-10-50. Please provide the disclosures required by ASC
         280-10-50-22 through 50-31. As previously requested, also provide the enterprise-wide information required by ASC 280-10-50-38 through 50-41. In this regard, we note your disclosures throughout the Form S-1 that you offer three different product categories,
         Class I, Class II, and Class II, each representing differing degrees of risk in terms of safety and effectiveness.
       You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Joe Laxague, Esq.